

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

Spiro Rombotis
President and Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Berkeley Heights, NJ 07922

> **Re: Cyclacel Pharmaceuticals, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on**
> **Form S-3**
> **Filed May 16, 2011**
> **File No. 333-167470**

Dear Mr. Rombotis:

We have limited our review of the above referenced filing to the issues identified in this letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement

1. We note that your incorporation by reference language on page 43 states that the company will incorporate by reference all documents filed pursuant to the Exchange Act "prior to the termination of the offering." This language does not allow for the registration statement to forward incorporate by reference any relevant Exchange Act documents filed by the company prior to effectiveness of the registration statement. Accordingly, please revise this section to either incorporate by reference all relevant Exchange Act documents filed subsequent to the filing of the initial registration statement, including the Form 10-Q filed by the company on May 16, 2011, or change the current language such that the registration statement also forward incorporates all filings made pursuant to the Exchange Act after the date of the initial registration statement, and prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

Spiro Rombotis
Cyclacel Pharmaceuticals, Inc.
May 23, 2011
Page 2

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joel I. Papernik, Esq.
        Jeffrey P. Schultz, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017